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                             February 22, 2024

       Rushi Shah
       Chief Executive Officer
       Mag Mile Capital, Inc.
       1141 W. Randolph St.
       Suite 200
       Chicago, IL 60607

                                                        Re: Mag Mile Capital,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 14,
2024
                                                            File No. 333-274354

       Dear Rushi Shah:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary, page 4

   1.                                                   In response to prior
comment 1, you state that "[t]hrough November 30, 2023,
                                                        approximately 49% of
our revenues of approximately $149,417 were derived from the financings we arranged
for franchisees of these hotel brands [Hilton, Hyatt, Marriott, Four
                                                        Season and Wyndham]."
It is unclear whether the relationships with these customers are material to your
company. If material, please disclose the aggregate dollar amount of revenue generated by
each of your major costumers for the periods presented in your registration statement.
Note that identifying customers based solely
                                                        on name recognition is
not appropriate.
 Rushi Shah
Mag Mile Capital, Inc.
February 22, 2024
Page 2
Financial Statements
Condensed Balance Sheets, page F-10

2. We note that you have included Prepaid Stock Compensation of $185,000 as of
      September 30, 2023. Please expand the notes to disclose the nature of this prepayment and the reason for recording a stock issuance as prepaid compensation. Please also address whether this prepayment is for stock issued for services that have not yet been received and the business purpose to issuing the stock prior to the receipt of services. Please expand the discussion in MD&A accordingly.
Note 6. Related Party Transactions, page F-17

3. Disclose the nature of the transactions which resulted in the receivables of $416,750 due from Mag Mile Capital LLC and $65,800 due from companies related to the CEO. If applicable, disclose the receivable amounts that were paid in cash prior to the publication of your updated financial statements and the payment date. Explain to us your consideration of reporting these receivables as a deduction from
stockholders    equity in
      the balance sheet, consistent with the guidance in SAB Topics 4:E and 4:G.
       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameRushi Shah
                                                            Division of
Corporation Finance
Comapany NameMag Mile Capital, Inc.
                                                            Office of
Technology
February 22, 2024 Page 2
cc:       Ernie Stern
FirstName LastName